UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MATTERSIGHT CORPORATION

(Name of Subject Company)

NICE ACQUISITION SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE SYSTEMS, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE LTD.
(Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Tali Mirsky
General Counsel
NICE Ltd.
13 Zarchin Street, P.O. Box 690
Ra’anana 4310602
Israel
+972-9-7753522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth Henderson, Esq.
James Attonito, Esq.
Taavi Annus, Esq.
Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, NY 10104

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$103,239,713.14	$12,853.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 32,234,448 outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (“Mattersight” or the “Company”), which number includes all Common Shares subject to restricted stock awards of the Company that have vested or are expected to vest, but excludes treasury shares, multiplied by the offer price of $2.70 per Common Share, (ii) 1,637,786 outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”, and together with the Common Shares, the “Mattersight Shares”), of Mattersight, multiplied by the offer price of $7.80 per Preferred Share plus $3,422,972.74, representing the estimated accrued but unpaid dividends on the Preferred Shares, and (iii) 60,000 Common Shares issuable pursuant to outstanding Mattersight stock options with an exercise price less than the offer price of $2.70 per Common Share, multiplied by $0.15, which is the offer price of $2.70 per Common Share minus the weighted average exercise price for such options of $2.55 per Common Share. The calculation of the filing fee is based on information provided by Mattersight as of May 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,853.34	Filing Party: NICE Acquisition Sub, Inc., NICE Systems, Inc., and NICE Ltd.
Form or Registration No.: Schedule TO	Date Filed: May 10, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by NICE Ltd. (“NICE”), a company organized under the laws of the State of Israel, NICE Systems, Inc. (“Parent”), a Delaware corporation and wholly-owned subsidiary of NICE, and NICE Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, with the U.S. Securities and Exchange Commission on May 10, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for (i) all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Mattersight Corporation (“Mattersight” or the “Company”), a Delaware corporation, at a price of  $2.70 per share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, and (ii) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (together with the Common Shares, the “Mattersight Shares”) of Mattersight, at a price of  $7.80 per share, plus accrued and unpaid dividends payable thereon, if any, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 10, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

The information set forth on the inside cover page of the Offer to Purchase is hereby amended by replacing the first paragraph thereof with the following paragraph:

“The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Mattersight Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Mattersight Shares (if any) otherwise beneficially owned by Parent and Purchaser), representing a majority of the outstanding shares of Company capital stock, voting together as a single-class on an as-if converted to Common Shares basis, (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iv) no government, governmental or regulatory entity or body, department, commission, board, agency, instrumentality, taxing authority, political subdivision, bureau, official and any self-regulatory organization (including Nasdaq) and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign, having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Mattersight Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Mattersight, and (vi) obtaining clearance from the Committee on Foreign Investment in the United States for the transactions contemplated by the Merger Agreement, as described in more detail in Section 16 – "Certain Legal Matters; Regulatory Approvals — CFIUS Clearance". The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.””

The information set forth under “What are the conditions to the Offer?” on page 5 of the Summary Term Sheet is hereby amended by deleting the ninth bullet point of such subsection and replacing such bullet point with the following bullet point:

“• that clearance has been obtained from the Committee on Foreign Investment in the United States for the transactions contemplated by the Merger Agreement, as described in more detail in Section 16 – "Certain Legal Matters; Regulatory Approvals — CFIUS Clearance"; and”

The information set forth under “If I tender my Mattersight Shares, when and how will I get paid?” on page 8 of the Summary Term Sheet is hereby amended by deleting such subsection and replacing such subsection with the following subsection:

“If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Mattersight Shares for payment, we will pay you an amount equal to (i) the number of Common Shares you tendered multiplied by $2.70 plus an amount equal to (ii) the number of Preferred Share you tendered multiplied by $7.80 plus any accrued and unpaid dividends payable thereon, if any, as of immediately prior to the Effective Time, in each case, in cash without interest, less any applicable withholding taxes, promptly on or after the date the Offer expires.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Mattersight Shares.””

The information set forth in the “INTRODUCTION” on page 12 of the Offer to Purchase is hereby amended by deleting the fifth paragraph of such subsection and replacing such paragraph with the following paragraph:

“The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Mattersight Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with the Common Shares and Preferred Shares then beneficially owned by Parent and Purchaser (if any) (excluding Common Shares or Preferred Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures), represent at least a majority of the outstanding shares of Mattersight capital stock, voting together as a single-class on an as-if converted to Common Shares basis, (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) no government, governmental or regulatory entity or body, department, commission, board, agency, instrumentality, taxing authority, political subdivision, bureau, official or any self-regulatory organization (including Nasdaq) or any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign (“Governmental Authority”) having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Mattersight Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Mattersight, (vi) obtaining clearance from the Committee on Foreign Investment in the United States (“CFIUS”) for the transactions contemplated by the Merger Agreement, as described in more detail in Section 16 – "Certain Legal Matters; Regulatory Approvals — CFIUS Clearance", and (vii) that Mattersight has obtained written consent to the Offer and the Merger from each third party set forth in the Company Disclosure Letter delivered by Mattersight to Parent and Purchaser on the date of Merger Agreement, in each case in form and substance reasonably satisfactory to Parent and Purchaser. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 —  “Conditions of the Offer.” Neither the consummation of the Offer nor the Merger is subject to any financing condition.”

The information set forth in Section 1 — “Terms of the Offer.” on page 15 of the Offer to Purchase is hereby amended by deleting the seventh paragraph of such section and replacing such paragraph with the following paragraph:

“If we extend the Offer, are delayed in our acceptance for payment of or payment for Mattersight Shares (whether before or after our acceptance for payment for Mattersight Shares) or are unable to accept Mattersight Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Mattersight Shares on our behalf, and such Mattersight Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Mattersight Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) pay for all Mattersight Shares validly tendered (and not validly withdrawn) in the Offer promptly after the Offer Acceptance Time.”

The information set forth in Section 2 — “Acceptance for Payment and Payment for Mattersight Shares.” on page 16 of the Offer to Purchase is hereby amended by deleting the first paragraph of such section and replacing such paragraph with the following paragraph:

“Subject to the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for Mattersight Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Mattersight Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.””

The information set forth in Section 2 — “Acceptance for Payment and Payment for Mattersight Shares.” on page 16 of the Offer to Purchase is hereby amended by deleting the fourth paragraph of such section and replacing such paragraph with the following paragraph:

“On the terms set forth in the Merger Agreement and subject to the Offer Conditions, promptly on or after the Expiration Date, we will accept for payment, and pay for, all Mattersight Shares validly tendered to us in the Offer and not validly withdrawn on or prior to one minute after 11:59 p.m., New York time, on the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Mattersight Shares validly tendered (and not validly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Mattersight Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Mattersight Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Mattersight Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Mattersight Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Mattersight Shares or are unable to accept Mattersight Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Mattersight Shares on our behalf, and such Mattersight Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Mattersight Shares, including by reason of any extension of the Offer or any delay in making such payment for Mattersight Shares.”

The information set forth in Section 7 — “Certain Information Concerning Mattersight.” on page 22 of the Offer to Purchase is hereby amended by deleting the first paragraph of such section and replacing such paragraph with the following paragraph:

“Except as specifically set forth herein, the information concerning Mattersight contained in this Offer to Purchase has been taken from or is based upon information furnished by Mattersight or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Mattersight’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information contained in documents filed by Mattersight.”

The information set forth in Section 15 — “Conditions of the Offer.” on page 56 of the Offer to Purchase is hereby amended by deleting the ninth bullet point of such section and replacing such bullet point with the following bullet point:

“• that clearance has been obtained from CFIUS for the transactions contemplated by the Merger Agreement, as described in more detail in Section 16 – "Certain Legal Matters; Regulatory Approvals — CFIUS Clearance”; and”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals. — CFIUS Approval” on page 58 of the Offer to Purchase is hereby amended by deleting such subsection and replacing such subsection with the following paragraph:

“CFIUS Clearance. The Defense Production Act of 1950, as amended (“DPA”) empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the DPA, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. CFIUS clearance means (i) CFIUS has concluded that none of the transactions contemplated hereunder are a “covered transaction” and not subject to review under the DPA; (ii) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA; or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) calendar days from the date the President received such report from CFIUS. Parent, Purchaser and Mattersight will use reasonable best efforts to obtain CFIUS clearance, as described in more detail in Section 11 — “The Merger Agreement; Other Agreements — Efforts to Consummate the Offer and the Merger; Regulatory Approvals”. There can be no assurance that CFIUS will not impose restrictions on the transactions contemplated by the Merger Agreement, including the Offer and the Merger, or will not determine to conduct an investigation of such transactions and, if an investigation is commenced, there can be no assurance regarding the ultimate outcome of such investigation.”

The information set forth in Section 16 —“Certain Legal Matters; Regulatory Approvals” starting on page 58 of the Offer to Purchase is hereby amended and supplemented by deleting subsection “Certain Litigation” therein and replacing such subsection with the following:

“Certain Litigation. On May 16, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Michael E. Shade v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Shade Stockholder Action”). The complaint names as defendants Mattersight and the members of the Mattersight Board of Directors. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with the Schedule 14D-9 filed by Mattersight with the Securities and Exchange Commission on May 10, 2018 (the “Schedule 14D-9”). The complaint asserts that the Schedule 14D-9 omits or misrepresents material information regarding certain aspects of Mattersight’s financial projections, certain data and inputs underlying the analyses performed by Union Square, and Mattersight insiders’ potential conflicts of interest. As relief, the complaint requests an order enjoining the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to rescind it or recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

On May 18, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Richard Scarantino v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Scarantino Stockholder Action”). The complaint names as defendants Mattersight, members of the Mattersight Board of Directors, Parent, and Purchaser. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint asserts that the Schedule 14D-9 omits material information regarding certain aspects of Mattersight’s financial projections, the valuation analyses performed by Union Square, the background of the transaction and Mattersight insiders’ potential conflicts of interest, and that the Schedule 14D-9 is false and misleading. As relief, the complaint requests an order enjoining the defendants from proceeding with, consummating or closing the Offer or the Merger. If the Offer and the Merger are consummated, the complaint seeks to rescind them or recover damages. The complaint also asks the court to direct the individual defendants to file an amended Schedule 14D-9 and to find that the defendants violated sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ and experts’ fees.

On May 21, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Rashid Ali v. Mattersight Corporation, et al. in the Court of Chancery of the State of Delaware (the “Ali Stockholder Action” and, together with the Shade Stockholder Action and the Scarantino Stockholder Action, the “Stockholder Actions”). The complaint names as defendants Mattersight and members of the Mattersight Board of Directors. The complaint alleges breach of fiduciary duties arising out of the Merger Agreement. Specifically, the complaint asserts that the Schedule 14D-9 is materially deficient or misleading because it fails to disclose material information regarding the background of the transaction and the valuation analyses performed by Union Square. As relief, the complaint requests an order enjoining the defendants from closing the Offer until the alleged breaches of fiduciary duty described in the complaint have been cured. If the Offer is consummated, the complaint seeks to rescind it or recover damages. The complaint also asks the court to direct the defendants to account for all damages caused by them and all profits and any special benefits obtained as a result of their alleged breaches of fiduciary duties. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ and experts’ fees and expenses.

Mattersight believes the Stockholder Actions lack merit, and intends to vigorously defend the Stockholder Actions. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings, and we will not necessarily update disclosures with respect to the foregoing matters absent material developments.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

NICE ACQUISITION SUB, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE SYSTEMS, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by NICE Ltd., dated April 26, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NICE Ltd. with the Securities and Exchange Commission on April 26, 2018).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on May 10, 2018.*

(d)(1)	Agreement and Plan of Merger by and among NICE Systems, Inc., NICE Acquisition Sub, Inc., Mattersight Corporation, and, solely for purposes of Section 8.16 thereof, NICE Ltd., dated as of April 25, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(2)	Non-Disclosure Agreement, dated February 8, 2018, by and between NICE Systems, Inc. and Mattersight Corporation.*

(d)(3)	Exclusivity Agreement, dated March 17, 2018, by and between Mattersight Corporation and NICE Ltd.*

(d)(4)	Form of Tender and Support Agreement, by and among NICE Systems, Inc., NICE Acquisition Sub, Inc. and certain directors, executive officers, and other stockholders of Mattersight Corporation, dated as of April 25, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(5)	Amendment to Employment Agreement, dated April 25, 2018, between Mattersight Corporation, NICE Systems, Inc. and David Gustafson (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(g)	None.

(h)	None.

*	Previously filed.